Schering Launches Internet Portal for Multiple Sclerosis Patients

Berlin, May 18, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) today announced it has launched local language versions of its new Web portal, ms-gateway.com in Germany, Sweden, the Netherlands, France, Belgium, Portugal, the United Kingdom and also in Japan and China. Schering AG will roll out ms-gateway.com in additional European countries in the coming months, offering multiple sclerosis (MS) patients an informative, online tool for the latest information and resources to manage the disease.

"ms-gateway.com is a new MS-specific Web portal that is customized by language, so literally thousands of MS patients and their families can benefit from the site's content and interactive features in their own language," said Dr. Joachim-Friedrich Kapp, Head of Specialised Therapeutics of Schering Group. "The Web site continues our tradition of delivering greater value to MS patients and all persons involved in MS treatment and care."

The site provides the latest research and treatment news, information on care services and support programs, and tips on managing the disease, and offers an open, friendly forum for sharing insights and advice. In addition, the site has several innovative interactive features:

The MS Simulator, which enables people without the disease to experience "virtual" symptoms.

"Betty Feron," a character that answers users' questions and serves as a guide for the site.

A text-to-speech program that take content from the site and translates it into voice - a boon to MS patients with visual impairments.

Additional information

MS-Gateway is available at the following URLs:

www.ms-gateway.com - the international MS portal www.ms-gateway.de - Germany www.ms-portalen.com - Sweden/Denmark www.ms-gateway.be - Belgium www.ms-gateway.nl - the Netherlands www.ms-gateway.com.pt - Portugal www.mslife.co.uk - UK www.sep-neuro.com - France www.ms-gateway.jp - Japan www.ms-gateway.com.cn - China www.ms-gateway.com.hk - Hongkong


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de


Find additional information at: www.schering.de/eng



From imaging to a cure - The new issue of livingbridges has arrived

Berlin, May 18, 2004 - The latest issue of Schering AG's research magazine livingbridges is now available. It focuses on imaging processes and chances of recovery, but also deals with false realities and true fantasies.

"I suggest we make an MR image," says the physician. This recommendation has long become an established procedure in medical practices today. And although the term magnetic resonance imaging sounds rather complicated most patients know immediately that it involves being placed in a tube for scanning. MRI has become an indispensable diagnostic tool - as are imaging processes in general.

And thus for good reason, Schering AG has devoted 15 pages of its new issue of livingbridges to these imaging modalities, and in particular to MRI. Readers will learn about the history and versatility of MRI, and how contrast agents broaden the possibilities of MRI. And they will also discover that even complex surgery "in the tube" has now become common practice. MRI guides, so to speak, the scalpel in the surgeon's hand. MRI is therefore helping to build bridges between diagnosis and therapy - a perfect example of what the title of this magazine is meant to communicate. However, people should be careful when they receive signals that seem to convey an image of reality. Not everything we perceive is really true. Perception as a potential fantasy is a further interesting subject in this issue.

Another highlight is the sequel of our series about Schering AG's research sites around the world. The portrait in this issue is devoted to Berlin. From here, for example, clinical trials are being coordinated that may bring important progress in the fight against colorectal cancer, an additional topic covered in this issue.

For more information, please visit www.livingbridges.com. The new issue is now available online. Please feel free to take a look, download articles or order the printed edition.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Pharma: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de


Find additional information at: www.schering.de/eng